File No. 812-14015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Second Amended and Restated Application For an Order Under

Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”)

Granting an Exemption From Sections 12(d)(1)(A) and (B) of the Act, and Under Sections 6(c) and 17(b) of the Act Granting an Exemption From Section 17(a) of the Act

In the Matter of

Credit Suisse Opportunity Funds

Credit Suisse Commodity Strategy Funds

Credit Suisse High Yield Bond Fund

Credit Suisse Asset Management Income Fund, Inc.

Credit Suisse Asset Management, LLC

Credit Suisse Securities (USA) LLC

One Madison Avenue

New York, New York 10010

December 14, 2012

Please send all communications regarding this Application to:

Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8215	Joanne Doldo, Esq. Credit Suisse Asset Management, LLC One Madison Avenue New York, New York 10010 (212) 538-3082

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

)

Second Amended and Restated Application For an Order Under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) Granting an Exemption From Sections 12(d)(1)(A) and (B) of the Act, and Under Sections 6(c) and 17(b) of the Act Granting an Exemption From Section 17(a) of the Act

In the Matter of:	)
)
Credit Suisse Opportunity Funds;	)
)
Credit Suisse Commodity Strategy	)
Funds;	)
)
Credit Suisse High Yield Bond Fund;	)
)
Credit Suisse Asset Management Income	)
Fund, Inc.;	)
)
Credit Suisse Asset Management, LLC;	)
and	)
)
Credit Suisse Securities (USA) LLC	)
)
File No. 812-14015)
)

APPLICATION FOR RELIEF

Credit Suisse Opportunity Funds; Credit Suisse Commodity Strategy Funds (formerly, Credit Suisse Commodity Return Strategy Fund); Credit Suisse High Yield Bond Fund; Credit Suisse Asset Management Income Fund, Inc. (collectively, the “Credit Suisse Funds”); Credit Suisse Asset Management, LLC (the “Adviser”); and Credit Suisse Securities (USA) LLC (“CSSU”) hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 12(d)(1)(A) and (B) of the Act, and under Sections 6(c) and 17(b) of the Act, granting an exemption from Section 17(a) of the Act.  The Credit Suisse Funds, the Adviser and CSSU are collectively referred to as the “Applicants.”

I.                                       REQUESTED RELIEF

Applicants seek an order of the Commission pursuant to Section 12(d)(1)(J) of the Act, granting an exemption from Sections 12(d)(1)(A) and (B) of the Act, and under Sections 6(c) and 17(b) of the Act, granting an exemption from Section 17(a) of the Act, to the extent necessary to permit (a) each of Credit Suisse High Yield Bond Fund and Credit Suisse Asset Management Income Fund, Inc. (the “Applicant Investing Funds”) to purchase shares of series of Credit Suisse Opportunity Funds and Credit Suisse Commodity Strategy Funds, each of which is a registered open-end management investment company (the “Underlying Funds”), and (b) the Underlying Funds to sell their shares to, and redeem their shares from, the Applicant Investing Funds.  Applicants request that the relief also apply to any future registered closed-end management investment company advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser (together with the Applicant Investing Funds, the “Investing Funds”) that wishes to invest in a registered open-end management investment company, or series thereof, that (a) is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser, and (b) is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Investing Funds (such registered open-end management investment companies or their series are included in the term “Underlying Funds”).(1)  The Investing Funds and the Underlying Funds are collectively referred to herein as the “Funds.”(2)

(1)                                The Applicants represent that all Investing Funds and Underlying Funds will be part of the same “group of investment companies,” as such term is defined under Section 12(d)(1)(G)(ii) of the Act.  Section 12(d)(1)(G)(ii) defines a “group of investment companies” as “any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.”  In a no-action letter, the staff of the Commission took the position that investment companies are part of the same “group of investment companies” if the investment companies (1) are related investment companies and (2) hold themselves out to investors as related companies. See Massachusetts Mutual Life Ins. Co., SEC No-Action Letter, 1998 WL 726256 (Oct. 19, 1998), at *9. The Investing Funds and the Underlying

II.                                  THE APPLICANTS

A.                                   Credit Suisse Opportunity Funds (“Opportunity Funds”) and Credit Suisse Commodity Strategy Funds (“Commodity Strategy Funds”)

Opportunity Funds and Commodity Strategy Funds are each registered under the Act as an open-end management investment company and are each organized as a Delaware statutory trust.  Opportunity Funds currently consists of four series: Credit Suisse Floating Rate High Income Fund (the “Floating Rate Fund”), Credit Suisse Multialternative Strategy Fund (formerly, Credit Suisse Liquid Alternative Fund) (the “Multialternative Strategy Fund”), Credit Suisse Strategic Income Fund (the “Strategic Income Fund”) and Credit Suisse Managed Futures Strategy Fund (formerly, Credit Suisse Liquid Managed Futures Strategy Fund) (the “Managed Futures Strategy Fund”).  Commodity Strategy Funds currently consists of two series: Credit Suisse Commodity

Funds satisfy the definition of a “group of investment companies.”  The Investing Funds and Underlying Funds are related investment companies because they both have the Adviser (or a control affiliate of the Adviser) as their investment adviser. See id. (“[Investment companies] that are advised by the same investment adviser, or by advisers that are control affiliates, would be ‘related’ companies for purposes of Section 12(d)(1)(G)(ii) of the Act.”)

The Investing Funds and Underlying Funds (collectively, the “Funds”) all have the word “Credit Suisse” in their names to designate that the Funds are part of the Credit Suisse Family of Funds.  In addition, in response to Form N-1A disclosure requirements that require information to be provided with respect to the Underlying Funds’ “family of investment companies” and “fund complex,” the Underlying Funds include information relating to the Investing Funds. For purposes of Item 17 of Form N-1A, “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services,  and “fund complex” means two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services or have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.   For example, in the Underlying Funds’ statements of additional information, with respect to the aggregate dollar range of equity securities held by a trustee in all registered investment companies overseen by the trustee in the Underlying Funds’ family of investment companies, the Underlying Funds include the equity securities of the Investing Funds held by such trustee. Furthermore, the Credit Suisse Funds’ website lists all of the Funds on the same web page.

(2)                                Each Fund that currently intends to rely on the requested order is named as an Applicant.  Any Fund that relies on the order in the future will do so only in accordance with the terms and conditions contained in this Application.

Return Strategy Fund (the “Commodity Return Strategy Fund”) and Credit Suisse Commodity ACCESS Strategy Fund (the “Commodity ACCESS Strategy Fund”).

The Floating Rate Fund seeks high current income and, secondarily, capital appreciation.  The Floating Rate Fund invests at least 80% of its assets, plus any borrowings for investment purposes, in high yield, fixed income securities.  The high yield, fixed income securities in which the Floating Rate Fund will invest will primarily consist of senior secured floating rate loans (“Senior Loans”) issued by non-investment grade companies.  Under normal market conditions, the Floating Rate Fund intends to invest at least 80% of its assets, plus any borrowings for investment purposes, in such Senior Loans.  The Adviser currently intends that the Floating Rate Fund will be an Underlying Fund under the requested order.

The Multialternative Strategy Fund seeks to achieve investment results that correspond generally to the performance, before fees and expenses, of the Credit Suisse Liquid Alternative Beta Index. The Multialternative Strategy Fund employs a “passive” or indexing investment approach designed to track generally the performance of the Credit Suisse Liquid Alternative Beta Index.  The Credit Suisse Liquid Alternative Beta Index seeks to approximate the aggregate returns of the universe of hedge funds, as represented by the Dow Jones Credit Suisse Hedge Fund Index, using liquid investments.  The Adviser currently intends that the Multialternative Strategy Fund will be an Underlying Fund under the requested order.

The Strategic Income Fund seeks total return.  In seeking to achieve its objective, the Strategic Income Fund adjusts its portfolio’s exposure amongst various types of debt instruments based on market conditions and outlook.  The Adviser currently intends that the Strategic Income Fund will be an Underlying Fund under the requested order.

The Managed Futures Strategy Fund seeks to achieve investment results that correspond generally to the performance, before fees and expenses, of the Credit Suisse Managed Futures Liquid Index.  The Credit Suisse Managed Futures Liquid Index is designed to provide exposure to both up and down price trends in four broad asset classes: equities, fixed income, commodities and currencies. The Adviser currently intends that the Managed Futures Strategy Fund will be an Underlying Fund under the requested order.

The Commodity Return Strategy Fund seeks total return.  The Commodity Return Strategy Fund is designed to achieve positive total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return.  The Commodity Return Strategy Fund intends to invest its assets in a combination of commodity linked derivative instruments and fixed income securities.  The Adviser currently intends that the Commodity Return Strategy Fund will be an Underlying Fund under the requested order.

The Commodity ACCESS Strategy Fund seeks total return that exceeds the return of its benchmark index, the Credit Suisse Commodity Benchmark Total Return Index.  To pursue this goal, the Commodity ACCESS Strategy Fund invests under normal circumstances in commodity-linked derivative instruments that provide exposure to the investment returns of the commodities markets without investing directly in physical commodities, backed by an actively managed portfolio of fixed income securities. The Adviser currently intends that the Commodity ACCESS Strategy Fund will be an Underlying Fund under the requested order.

Each of the Multialternative Strategy Fund, the Managed Futures Strategy Fund, the Commodity Return Strategy Fund and the Commodity ACCESS Strategy Fund may invest up to 25% of its assets in a wholly-owned and controlled subsidiary of the Underlying Fund, organized under the laws of the Cayman Islands as an exempted company(3) or under the laws of another non-U.S. jurisdiction (each, a “Cayman Subsidiary”), in order to invest in commodity-related instruments and certain other instruments.(4)  For an Underlying Fund that invests in a Cayman Subsidiary, the Adviser serves as investment adviser to both the Underlying Fund and the Cayman Subsidiary.  These Cayman Subsidiaries are created for tax purposes in order to ensure that the Underlying Fund remains qualified as a regulated investment company for U.S. federal income tax purposes.  Each Cayman Subsidiary currently invests primarily in commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures, fixed income instruments, and other investments intended to serve as margin or collateral for the Cayman Subsidiary’s derivative positions.(5)

B.                                   Credit Suisse High Yield Bond Fund (the “High Yield Bond Fund”)

The High Yield Bond Fund is registered under the Act as a closed-end management investment company and is organized as a Delaware statutory trust.  The High Yield Bond Fund’s primary investment objective is to seek high current income.  The High Yield Bond Fund will also seek capital appreciation as a secondary objective, to the extent consistent with its objective of seeking high current income.  Under normal market conditions, the High Yield Bond Fund will invest at least 80% of its total assets in fixed income securities of U.S. issuers rated below

(3)                                An “exempted company” is a form of business organization registered under the Companies Law of the Cayman Islands.  See Part VII of the Cayman Islands Companies Law (2011 Revision) (the “Companies Law”).  An exempted company must conduct its operations mainly outside of the Cayman Islands.  See Section 165 of the Companies Law.

(4)                                Future Underlying Funds may also invest up to 25% of their assets in a Cayman Subsidiary.

(5)                                This description of the use by the Underlying Funds of Cayman Subsidiaries is consistent with the description contained in a prior exemptive application filed with the Commission relating to the Underlying Funds.  See Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 30144 (Jul. 20, 2012) (notice) and 30169 (Aug. 15, 2012) (order).

investment grade quality (lower than Baa by Moody’s Investors Services, Inc. or lower than BBB by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc., or comparably rated by another nationally recognized rating agency), or in unrated income securities that the Adviser determines to be of comparable quality.  The Adviser currently intends that the High Yield Bond Fund will be an Investing Fund under the requested order.

C.                                   Credit Suisse Asset Management Income Fund, Inc. (the “Income Fund”)

The Income Fund is registered under the Act as a closed-end management investment company and is organized as a Maryland corporation.  The Income Fund’s investment objective is current income consistent with the preservation of capital.  Under normal circumstances, the Income Fund invests at least 75% of its total assets in fixed income securities, such as bonds, debentures and preferred stock.  The Adviser currently intends that the Income Fund will be an Investing Fund under the requested order.

D.                                   The Adviser and CSSU

The Adviser is organized as a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to an investment advisory agreement, the Adviser serves as investment adviser to each existing Fund with overall responsibility for the general management and administration of the Funds, subject to the supervision of each Fund’s board of directors or trustees.  The Adviser is a wholly owned subsidiary of CSAM Americas Holding Corp., a holding company that is ultimately wholly owned by Credit Suisse Group.

CSSU is organized as a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”). CSSU serves as principal underwriter and distributor for the shares of the Underlying Funds.  CSSU is a wholly owned subsidiary of Credit Suisse (USA), Inc., a holding company that is ultimately wholly owned by Credit Suisse Group.

III.                             THE PROPOSED OPERATION OF THE INVESTING FUNDS

The Applicants propose that the Investing Funds be permitted to purchase and redeem shares of the Underlying Funds and that such Underlying Funds be permitted to sell their shares to, and redeem their shares from, such Investing Funds under the circumstances described below.

The Investing Funds are organized as closed-end investment companies.  The Investing Funds invest or will invest in a variety of debt and/or equity securities or other financial instruments in accordance with their respective investment objectives and policies.  Each Investing Fund’s shares are or will be listed on a national securities exchange, as defined in Section 2(a)(26) of the Act.  The Underlying Funds are or will be open-end management investment companies registered under the Act, or series thereof.

Each of the Investing Funds would like the flexibility to invest, subject to and consistent with its investment objectives, policies and restrictions, in the Underlying Funds in excess of the limits set out in Sections 12(d)(1)(A) and (B) of the Act.  The Adviser believes that it may, from time to time, be more efficient for the Investing Funds to gain exposure to particular investment styles and/or asset classes by investing in shares of one or more Underlying Funds.  In particular, if the total amount of an Investing Fund’s desired exposure to a particular investment style or asset class is small, an investment in an Underlying Fund may enable an Investing Fund to obtain such exposure on a significantly more diversified basis than would be possible through a direct investment in such securities.

For example, the Applicant Investing Funds wish to have the option to use the Floating Rate Fund as an investment alternative in implementing their investment strategies.  The Applicants believe that the Applicant Investing Funds and their shareholders would benefit from investments by the Applicant Investing Funds in Senior Loans through the Floating Rate Fund.  These Investing Funds, as shareholders of the Floating Rate Fund, may realize a higher return on their investment in Senior Loans, as the Floating Rate Fund is expected to have lower transaction costs per invested dollar than direct investments by the Investing Funds in Senior Loans.  Further, because Senior Loans often have significant investment minimums, investing in Senior Loans through the Floating Rate Fund would enable the Applicant Investing Funds to diversify their investments in Senior Loans to a greater extent than would be possible if each Applicant Investing Fund invested separately.

IV.                              ANALYSIS

A.                                   Applicable Sections of the Act

1.                                      Sections 12(d)(1)(A) and (B)

Section 12(d)(1)(A) of the Act prohibits any registered investment company (the “acquiring company”) or any company or companies controlled by such acquiring company from purchasing any security issued by any other investment company (the “acquired company”) if such purchase will result in the acquiring company or companies it controls owning in the aggregate (i) more than 3% of the outstanding voting stock of the acquired company, (ii) securities issued by the acquired company with an aggregate value in excess of 5% of the value of the acquiring company’s total assets, or (iii) securities issued by the acquired company and all other investment companies with an aggregate value in excess of 10% of the value of the acquiring company’s total assets.  Section 12(d)(1)(B) provides that no registered open-end investment company, any principal underwriter for such company or any registered broker or dealer may sell securities of the company to another investment company if such sale will (i) cause the acquiring company to own more than 3% of the acquired company’s voting stock, or (ii) cause more than 10% of the acquired company’s voting stock to be owned by investment companies.

Section 12(d)(1)(G) of the Act provides an exception from the restrictions imposed by Sections 12(d)(1)(A) and (B) of the Act.  Section 12(d)(1)(G) provides, in pertinent part, that:

(i)  [Section 12(d)(1)] does not apply to securities of a registered open-end investment company or a registered unit investment trust (hereafter in this subparagraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered unit investment trust (hereafter in this subparagraph referred to as the “acquiring company”) if —

(I)                                   the acquired company and the acquiring company are part of the same group of investment companies;

(II)                              the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;…(6)

(ii)  For purposes of this subparagraph, the term “group of investment companies” means any 2 or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.

Section 12(d)(1)(J) of the Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

Under the proposed operation of the Investing Funds, from time to time, the value of the shares of an Underlying Fund held by an Investing Fund may exceed the percentage restrictions set

(6)                                 Section 12(d)(1)(G) contains certain additional conditions.

out in Section 12(d)(1)(A) and (B) of the Act.  As discussed above, although Section 12(d)(1)(G) provides an exemption from the limitations of Section 12(d)(1), Section 12(d)(l)(G)’s exemption, and Rule 12d1-2’s further exemption, are not available to the Investing Funds, since they are closed-end investment companies.  The Applicants believe an exemption pursuant to Section 12(d)(1)(J) from the provisions of Section 12(d)(1)(A) and (B) is appropriate.

2.                                     Sections 17(a)(1), 17(a)(2) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the Act provide, in substance, that it is unlawful for any affiliated person, or promoter or principal underwriter of a registered investment company, or an affiliated person of such persons, acting as principal, knowingly to sell any security or other property to, or purchase any security (except securities of which the seller is the issuer) or other property from, such registered investment company or any company controlled by it.

Section 17(b) of the Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and

(3) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  The

Applicants submit that their request for the exemptive relief set forth above is consistent with the standards of Sections 6(c) and 17(b).

B.                              Statement in Support of the Second Amended and Restated Application (the “Application”)

1.                                      Sections 6(c), 17(a) and 17(b)

As noted above, Section 17(a) generally prohibits certain principal transactions between a registered investment company and any affiliated person, promoter or principal underwriter of such registered investment company (or an affiliated person of such persons).

Section 2(a)(3) defines “affiliated person” in part to mean “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof.”  Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company,” and provides that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”  It is likely that an Investing Fund may, at times, own 5% or more of the outstanding voting securities of an Underlying Fund.  Thus, each Investing Fund and such Underlying Fund might be affiliated persons (or an affiliated person of an affiliated person) of each other Fund pursuant to Section 2(a)(3)(A) and (B).  To the extent the Adviser (or a control affiliate of the Adviser) is deemed to control an Investing Fund and an Underlying Fund, the Funds may be deemed to be affiliated persons of each other by reason of being under common control of the Adviser.  As a result, each of the Funds may be deemed “affiliated persons” of each other.

To the extent an Investing Fund and an Underlying Fund may be considered affiliated persons of each other, the Applicants seek an exemption from the provisions of Section 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit the sale of shares by an Underlying Fund to an Investing Fund and the redemption of such shares by the Investing Fund.(7)

Section 17(b) permits the Commission to issue an exemption from the restrictions of Section 17(a) if: (i) the terms of the transaction are fair and reasonable, and do not involve overreaching; (ii) the transaction is consistent with the policies of each registered investment company involved; and (iii) the transaction is consistent with the general purposes of the Act.  A possibility exists that Section 17(b) could be interpreted to permit exemption of only a single transaction.(8)  However, Section 6(c) of the Act allows the Commission to extend the relief permitted under Section 17(b) to cover an entire class of transactions if the Commission finds that such relief is necessary or appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property they own to an

(7)                                The Applicants seek an exemption from the provisions of Section 17(a)(2) to the extent that the redemption of an Underlying Fund’s shares by an Investing Fund may be deemed to be a purchase by an Underlying Fund of securities of which the seller is not the issuer.  In a redemption of Underlying Fund shares by an Investing Fund, the seller would be the Investing Fund and the purchaser would be the Underlying Fund.  Since the shares being sold are not securities of which the seller (i.e., the Investing Fund) is the issuer, such transaction might be deemed prohibited by Section 17(a)(2).

(8)                                See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

investment company at an inflated price, or by purchasing property from an investment company at less than its fair value.  Section 17(a) was designed to prevent overreaching on the part of an affiliated person and to ensure that all transactions between an affiliated person and an investment company are conducted on an arm’s length basis.

The proposed operation of the Investing Funds is “necessary or appropriate in the public interest” because it provides the Investing Funds and their shareholders a more efficient means to obtain exposure to certain investment styles and/or asset classes through the Underlying Funds (including exposure to Senior Loans through the Floating Rate Fund).  By adding shares of the Underlying Funds as another investment option, as proposed, the Applicants believe that the Investing Funds also may reduce transaction costs and increase diversification of holdings for Investing Funds.  The relief requested is also consistent with the protection of investors and the purposes intended by the policy and provisions of the Act.  As discussed below, the abuses which Sections 12(d)(1) and 17(a) were enacted to prevent are not implicated by the proposed operation of the Investing Funds.

The terms of the proposed operation of the Investing Funds are fair and reasonable, and do not involve overreaching.  The consideration paid and received for the sale and redemption of shares of an Underlying Fund will be based on the net asset value per share of such Underlying Fund.

The proposed operation of the Investing Funds also will be consistent with the policies of each Fund involved.  The investment of assets of an Investing Fund in shares of an Underlying Fund, and the issuance of shares of the Underlying Fund, will be effected in accordance with each Investing Fund’s and Underlying Fund’s investment restrictions and will be consistent with each Investing Fund’s policies as set forth in its registration statement.

2.                                      Sections 12(d)(1)(A) and (B)

Section 12(d)(1) is generally intended to protect an investment company’s shareholders against (i) undue influence by investing funds over the underlying investment company through the threat of large scale redemptions, (ii) the layering of fees and expenses, (iii) “largely illusory” diversification benefits, and (iv) a complex structure that makes it difficult for a shareholder to ascertain the true value of the subject security.(9)  As discussed below, none of these perceived abuses is created by the proposed operation of the Investing Funds.

Undue Influence by Investing Funds over Underlying Funds

Each of the Investing Funds lacks the incentive to exercise influence over the management of the Underlying Funds by the threat of large-scale redemptions.  Because the Adviser (or a control affiliate of the Adviser) will be the investment adviser to the Investing Funds as well as to the Underlying Funds, and the Investing Funds and the Underlying Funds will be in the same group of investment companies, there is no incentive to disrupt the operation of any of the Underlying Funds.  The Adviser will also be governed by its fiduciary obligations to the Investing Funds and the Underlying Funds and their respective shareholders.  Further, the Adviser would have no need to influence the management of any Underlying Fund through the threat of large scale redemptions, since it has control of the management of the Underlying Funds as a result of it being the investment adviser to the Underlying Funds.  In addition, it is in the Adviser’s own self-interest to maximize the benefits of a fund of funds arrangement to all shareholders, and not to disrupt the operation of the Investing Funds or the Underlying Funds.

(9)                                See Public Policy Implications of Investment Company Growth, H.R. Report No. 2337, 89th Cong., 2d Sess., at 311-324 (1966) (hereinafter 1966 Study).

The Commission has recognized that fund of funds arrangements that involve funds in the same group of investment companies may not present the same concerns regarding control of one fund by another fund.  The absence of this threat received Congressional recognition in the enactment of Section 12(d)(1)(G), and Applicants submit that the ability of each of the Investing Funds to invest, as proposed, in the Underlying Funds will not reintroduce such threat.  The Applicants do not believe that the omission of closed-end funds from the exemption provided by Section 12(d)(1)(G) reflects any Congressional determination that similar relief should not be provided to closed-end funds.  In fact, Section 12(d)(1)(G) was intended to be a codification of certain exemptions that had been provided by the Commission.(10) Based on the Applicants’ research, it seems that such exemptions were primarily fund-of-fund arrangements for open-end funds.(11)  Further, the House Report accompanying the legislation when Section 12(d)(1)(G) was enacted “makes explicit the authority of the Commission to grant exemptions for...fund of funds arrangements that involve a group of investment companies that do not satisfy other conditions of subparagraph (G).”(12)

Certain Investing Funds, such as the High Yield Bond Fund, use or will use leverage through borrowings as part of their investment strategies, subject to the limits set forth in Section 18 of the Act.  Although compliance with the asset coverage requirements under the Act and other

(10)                         See H.R. Rep. No. 104-622, at 42 (1996).

(11)                         See, e.g., PaineWebber America Fund, et al., Investment Company Act Release Nos. 22255 (Sept. 30, 1996) (notice) and 22299 (Oct. 28, 1996) (order); LifeUSA Funds, Inc., et al., Investment Company Act Release Nos. 22211 (Sept. 10, 1996) (notice) and 22265 (Oct. 8, 1996) (order); GMO Trust and Grantham, Mayo, Van Otterloo & Co., Investment Company Act Release Nos. 21999 (May 31, 1996) (notice) and 22043 (Jun. 26, 1996) (order).

(12)                         See H.R. Rep. No. 104-622, at 43 (1996).

requirements, such as the terms of a credit agreement with a lender, may require an Investing Fund, from time to time, to redeem its investments in an Underlying Fund, the Applicants do not believe a leveraged Investing Fund would have any incentive to redeem its shares of the Underlying Funds in a way that may be disruptive to the Underlying Funds.  As discussed above, because the Adviser (or a control affiliate of the Adviser) will be the investment adviser to the Investing Funds as well as to the Underlying Funds, the Adviser has every incentive to manage a leveraged Investing Fund in a manner that is least disruptive to the Underlying Funds.

Layering of Fees

The proposed operation of the Investing Funds will not unfairly burden investors with layers of sales charges, advisory fees or administrative costs.  Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.(13)  The Applicants represent that (a) no front-end sales load, contingent deferred sales charges, distribution fee under a plan adopted in accordance with Rule 12b-1, or other distribution fees or redemption fees will be charged in connection with the sale or purchase of an Investing Fund’s shares and (b) although investors may incur brokerage commissions in connection with market purchases of an Investing Fund’s shares, these commissions will not differ from commissions otherwise incurred in connection with the purchase or sale of comparable securities.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of an Investing Fund, including a majority of the directors/trustees who are not

(13)                         Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD Conduct Rule 2830.

“interested persons” (as defined in Section 2(a)(19) of the Act) of the Investing Fund, will find that the advisory fees, if any, charged under the contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which it was made, will be recorded fully in the minute books of the Investing Fund.

While it is true that investment by an Investing Fund in an Underlying Fund may involve additional expenses due to the duplication of certain expenses incurred by the Underlying Fund (including, without limitation, transfer agency fees, custody fees, and legal and audit fees), the Applicants believe that these additional expenses will not be substantial.  In addition, the Adviser will only cause an Investing Fund to invest in an Underlying Fund when it determines that such expenses are likely to be offset by the benefits that are expected to be generated for the Investing Fund by investing in shares of an Underlying Fund rather than directly in portfolio securities of the type in which the Underlying Fund invests.  The Applicants also note that the addition of assets of the Investing Funds to the Underlying Funds may reduce the expense ratio for the Underlying Funds.  Thus, the ability of each of the Investing Funds to invest in shares of the Underlying Funds in excess of the limits set out in Sections 12(d)(1)(A) and (B) will not unfairly burden investors with layers of sales charges, investment advisory fees and administrative costs.

Diversification Benefits

As noted above, the Applicants believe that the principal benefit of investing through an Underlying Fund will generally be the opportunity to achieve a greater level of diversification through a larger portfolio of the types of securities represented by the Underlying Fund than if the Investing Fund were to invest directly in such securities, without incurring the transaction costs associated with direct investment in such securities.  Accordingly, the Applicants submit that the concern about “largely illusory” diversification benefits is not present with respect to the proposed operation of the Investing Funds.

Creation of a Complex Structure of Funds

Applicants also submit that the structure of each of the Investing Funds will not confuse shareholders about the value and nature of their holdings.  Applicants further submit that the proposed operation of the Investing Funds will not result in a complex structure, in part, because no Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A), other than its Cayman Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund as described herein, if any, and except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows the Underlying Fund to purchase shares of a money market fund for short-term cash management purposes.(14)  Further, no Cayman Subsidiary will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 under the Act for short-term cash management purposes.  Moreover, the net asset value of each Underlying Fund will be determined daily.  Therefore, the value of the Underlying Fund shares held by an Investing Fund will be easily determinable and will not create any difficulty in assessing the true value of the Investing Fund’s holdings.  Applicants also note that the structure of an Investing Fund investing in one or more Underlying Funds would mirror the structure of a registered open-end investment company relying on Section 12(d)(1)(G) and Rule 12d1-2.

(14)                         For purposes of this Application, the phrase “short-term cash management purposes” is not intended to limit the ability of an Underlying Fund (or its respective Cayman Subsidiary) to invest for any length of time when relying on Rule 12d1-1 under the Act.

As noted above, certain of the Underlying Funds may invest up to 25% of their assets in a wholly-owned subsidiary (i.e., a Cayman Subsidiary) for the purpose of assuring that the Underlying Funds continue to qualify as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code.  The use of a Cayman Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent.  Applicants represent that: (1) an Underlying Fund is the sole and legal beneficial owner of its Cayman Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser will manage the investments of both an Underlying Fund and its Cayman Subsidiary, thus further eliminating any concerns over undue influence by the Adviser; (3) each Underlying Fund is aware that its investment in a Cayman Subsidiary enables the Underlying Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of an Underlying Fund investing in a Cayman Subsidiary.  An Underlying Fund that invests in a Cayman Subsidiary will consolidate its financial statements with the Cayman Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation.  In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Fund will deem the assets, liabilities and indebtedness of a Cayman Subsidiary in which the Underlying Fund invests as its own.  In addition, the expenses of the Cayman Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Fund.  Because of the nature of their holdings, Cayman Subsidiaries do not rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt them from registration as investment companies.  Nonetheless, for the avoidance of doubt,

Applicants request that, as provided in condition 4 below, these types of investments be permitted even if they did rely on those Sections.

3.                                      Section 12(d)(1)(J)

In 1996, Congress enacted Section 12(d)(1)(J) of the Act, which provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The House Report accompanying the 1996 legislation urged the Commission to use the additional exemptive authority under section 12(d)(1)(J) “in a progressive way as the fund of funds concept continues to evolve over time.”(15)  As stated above, the House Report states that Section 12(d)(1)(J) “makes explicit the authority of the Commission to grant exemptions for...fund of funds arrangements that involve a group of investment companies that do not satisfy other conditions of subparagraph (G).(16)  As demonstrated above, none of the dangers to investor protection or other perceived abuses of fund of funds sought to be prevented by the prohibitions of Sections 12(d)(1)(A) and (B) or the requirements of Section 12(d)(1)(G) are present with respect to the proposed operation of the Investing Funds.  Therefore, the Applicants believe that they are entitled to the requested relief under the standards set forth in Section 12(d)(1)(J).

(15)                          See H.R. Rep. No. 104-622, at 43 (1996).

(16)                          See id.

4.                                      Applicable Precendents

The Applicants’ request for relief is similar to existing precedent in Putnam Diversified Income Trust, et al., Investment Company Act Release Nos. 27548 (Nov. 7, 2006) (notice) and 27590 (Dec. 4, 2006) (order).

V.                                    CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) and under Sections 6(c) and 17(b) of the Act granting an exemption from the provisions of Section 17(a).  The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.                                      Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

2.                                      Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of an Investing Fund, including a majority of the directors or trustees who are not interested persons, as defined in Section 2(a)(19) of the Act, of the Investing Fund, will find that the advisory fees, if any, charged under the contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract.  Such finding, and the basis upon which it was made, will be recorded fully in the minute books of the Investing Fund.

3.                                      Each Investing Fund and each Underlying Fund will be part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act.

4.                                      No Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

Section 12(d)(1)(A) of the Act, other than a Cayman Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund as described in the Application, and except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows the Underlying Fund to purchase shares of a money market fund for short-term cash management purposes.  Further, no Cayman Subsidiary will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 under the Act for short-term cash management purposes.

5.                                      During any time an Underlying Fund is relying on the relief granted pursuant to this Application, its Cayman Subsidiary, if any, will not invest in any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act, other than money market funds that comply with Rule 2a-7 under the Act.

6.                                      In computing the asset coverage test in Section 18(f) of the Act, an Underlying Fund will take into account the assets, liabilities and indebtedness of a Cayman Subsidiary in which the Underlying Fund invests.

7.                                      An Underlying Fund that invests in a Cayman Subsidiary will consolidate its financial statements with the Cayman Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation.

VI.                               PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this Application, and request that all written communications concerning the Application be directed to the persons and addresses printed on the Application’s facing page.

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

VII.                          CONCLUSION AND SIGNATURES

Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission issue an order under Section 12(d)(1)(J) of the Act and under Sections 6(c) and 17(b) of the Act granting the relief requested by this Application.

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.                                    CREDIT SUISSE OPPORTUNITY FUNDS, CREDIT SUISSE COMMODITY STRATEGY FUNDS, CREDIT SUISSE HIGH YIELD BOND FUND and CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

Karen Regan, Secretary and Vice President of each of CREDIT SUISSE OPPORTUNITY FUNDS, CREDIT SUISSE COMMODITY STRATEGY FUNDS (formerly, Credit Suisse Commodity Return Strategy Fund), CREDIT SUISSE HIGH YIELD BOND FUND and CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC. (the “Credit Suisse Funds”), is authorized to sign and file this document on behalf of the Credit Suisse Funds pursuant to the following resolutions adopted by the Boards of Trustees/Directors of the Credit Suisse Funds on February 14, 2012:

RESOLVED, that the proper officers of Credit Suisse Opportunity Funds, Credit Suisse Commodity Return Strategy Fund, Credit Suisse High Yield Bond Fund and Credit Suisse Asset Management Income Fund, Inc. (the “Credit Suisse Funds”) be, and they hereby are, authorized to prepare and execute on behalf of the Credit Suisse Funds, and to file with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 12(d)(1)(A) and (B) of the Act, and under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act to permit Credit Suisse High Yield Bond Fund, Credit Suisse Asset Management Income Fund, Inc. and any additional closed-end investment companies (“Investing Funds”) advised by Credit Suisse Asset Management, LLC (the “Adviser”) or any entity controlling, controlled by or under common control with the Adviser, to invest, and to permit Credit Suisse Floating Rate High Income Fund, Credit Suisse Liquid Alternative Fund, Credit Suisse Commodity Return Strategy Fund, Commodity Return Strategy Portfolio and any additional funds (the “Underlying Funds”) advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser, to sell shares, in excess of the limits contained in Sections 12(d)(1)(A) and (B) of the Act, and to permit the Underlying Funds to sell shares to, and redeem its shares from, the Investing funds; and it is

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of each Credit Suisse Fund by one or more of its officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

Credit Suisse Opportunity Funds		Credit Suisse Commodity Strategy Funds

By:	/s/Karen Regan	By:	/s/Karen Regan
	Karen Regan, Secretary and Vice President		Karen Regan, Secretary and Vice President

Dated: December 14, 2012		Dated: December 14, 2012
Credit Suisse High Yield Bond Fund		Credit Suisse Asset Management Income Fund, Inc.

By:	/s/Karen Regan	By:	/s/Karen Regan
	Karen Regan, Secretary and Senior Vice President		Karen Regan, Secretary and Senior Vice President

Dated: December 14, 2012		Dated: December 14, 2012

B.                                    CREDIT SUISSE ASSET MANAGEMENT, LLC

Edward Nadel is authorized to sign and file this document on behalf of CREDIT SUISSE ASSET MANAGEMENT, LLC, as Adviser to each of Credit Suisse Opportunity Funds, Credit Suisse Commodity Strategy Funds, Credit Suisse High Yield Bond Fund and Credit Suisse Asset Management Income Fund, Inc. pursuant to the general authority vested in him as Director of the Adviser.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/Edward Nadel
Name:	Edward Nadel
Title:	Director
Dated:	December 14, 2012

C.                                    CREDIT SUISSE SECURITIES (USA) LLC

Edward Nadel is authorized to sign and file this document on behalf of CREDIT SUISSE SECURITIES (USA) LLC, as principal underwriter to each of Credit Suisse Opportunity Funds and Credit Suisse Commodity Strategy Funds pursuant to the general authority vested in him as Director of CSSU.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/Edward Nadel
Name:	Edward Nadel
Title:	Director
Dated:	December 14, 2012

EXHIBIT INDEX

A.                                    Verifications required pursuant to Rule 0-2(d).

EXHIBIT A

Second Amended and Restated Application pursuant to Sections 6(c),

12(d)(1)(J) and 17(b) of the Investment Company Act
of 1940 for an Order of the Commission

STATE OF NEW YORK	)
	)	ss
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Second Amended and Restated Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated December 14, 2012 for and on behalf of Credit Suisse Opportunity Funds, a Delaware statutory trust, Credit Suisse Commodity Strategy Funds, a Delaware statutory trust,  Credit Suisse High Yield Bond Fund, a Delaware statutory trust and Credit Suisse Asset Management Income Fund, Inc., a Maryland corporation (each, a “Credit Suisse Fund” and together, the “Credit Suisse Funds”); that she is the Secretary and Vice President of Credit Suisse Opportunity Funds and Credit Suisse Commodity Strategy Funds and she is the Secretary and Senior Vice President of Credit Suisse High Yield Bond Fund and Credit Suisse Asset Management Income Fund, Inc., and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/Karen Regan
Karen Regan

Second Amended and Restated Application pursuant to Sections 6(c),

12(d)(1)(J) and 17(b) of the Investment Company Act
of 1940 for an Order of the Commission

STATE OF NEW YORK	)
	)	ss
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Second Amended and Restated Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated December 14, 2012 for and on behalf of Credit Suisse Asset Management, LLC (the “Adviser”), a Delaware limited liability company, and Credit Suisse Opportunity Funds, a Delaware statutory trust, Credit Suisse Commodity Strategy Funds, a Delaware statutory trust,  Credit Suisse High Yield Bond Fund, a Delaware statutory trust and Credit Suisse Asset Management Income Fund, Inc., a Maryland corporation (each, a “Credit Suisse Fund” and together, the “Credit Suisse Funds”); that he is a Director of the Adviser, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Edward Nadel
Edward Nadel

Second Amended and Restated Application pursuant to Sections 6(c),

12(d)(1)(J) and 17(b) of the Investment Company Act
of 1940 for an Order of the Commission

STATE OF NEW YORK	)
	)	ss
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Second Amended and Restated Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated December 14, 2012 for and on behalf of Credit Suisse Securities (USA) LLC (“CSSU”), a Delaware limited liability company; that he is a Director of CSSU, and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Edward Nadel
Edward Nadel